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ROPES
& GRAY          ROPES & GRAY LLP
                ONE INTERNATIONAL PLACE     BOSTON, MA 02110-2624     617-951-7000    F 617-951-7050
                BOSTON     NEW YORK     PALO ALTO     SAN FRANCISCO     WASHINGTON, DC     www.ropesgray.com
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March 06, 2006                                                Melissa S. Gainor
                                                              (617) 951-7025






Mark P. Shuman, Esq., Branch Chief - Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: TechTeam Global, Inc. Definitive Additional Soliciting Materials filed by Costa Brava Partnership III, L.P. on February 24, 2006, File No. 0-16284

Dear Mr. Shuman:

Costa Brava Partnership III, L.P. ("Costa Brava") appreciates the opportunity to respond to the Commission's review letter dated March 1, 2006 with respect to the above referenced solicitation materials filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Costa Brava's responses to the Commission's comments are set forth below. In order to facilitate your review, we have included your comment followed by Costa Brava's response.

Costa Brava acknowledges that (i) Costa Brava is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) the staff's comments and any changes to the disclosure in response to the staff's comments does not foreclose the Commission from taking any actions with respect to the filing, and (iii) Costa Brava may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Additional Soliciting Materials
------------------------------------------

1. Communications made in reliance on Rule 14a-12 under the Exchange Act must include the identity of the participants in the solicitation and a description of their direct and indirect interests. Please see rule 14a-12(a)(1)(i). It appears that you have interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A, which is not an appropriate interpretation of this rule. The Office of Mergers and Acquisitions has determined that the necessary participant information must initially be presented in a filing under cover of Schedule 14A. Please either separately file the participant information under cover of
Schedule 14A or confirm to us that the next preliminary communication will be accompanied by such participant information. Subsequent communication may refer to this participant information filed under cover of Schedule 14A.

ROPES & GRAY LLP

                                       - 2 -                       March 6, 2006



Costa Brava's Response:
----------------------

We confirm that Costa Brava's next preliminary communication will be accompanied by the participant information required by Rule 14a-12(a)(1)(i). We expect to file a preliminary communication under cover of Schedule 14A today.

2. Please be advised that each director-nominee should be added to the cover page of your Schedule 14A as filing persons.

Costa Brava's Response:
----------------------

We respectfully disagree with the Commission's comment. Rule 14a-12 does not provide that the identity of all participants in the solicitation should be listed on the cover page of Schedule 14A. Rather, Rule 14a-12 provides that certain information about participants in the solicitation, including the participant's identity, be included in the written communications filed pursuant to this rule. We intend to include information about the director-nominees, who are deemed to be participants in the solicitation pursuant to Instruction 3 to
Item 4 of Schedule 14A, in our written communications as noted above. However, because Costa Brava, the shareholder proposing the director-nominees for election to the board of TechTeam Global, Inc., issued the written communication and will be the party soliciting proxies, we believe it is not appropriate to list the director-nominees on the cover page of Schedule 14A as filing persons. We have included Mr. Seth W. Hamot, the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava, and Mr. Andrew R. Siegel, a senior vice president of Roark, Rearden & Hamot, LLC and a director-nominee, on the cover page as filing persons because of their role as officers of the general partner of Costa Brava.

3. You indicate that you seek to inspect certain books and records "that reveal, among other possible infractions, whether certain members of TechTeam's board of directors exploited their positions and/or TechTeam's assets for person gain; and whether the Secretary of TechTeam was barred from fulfilling his duty to attend meetings of TechTeam's board of directors...in an attempt to conceal possible infractions." In future filings, please remove this language or revise to characterize these allegations as your belief and provide sufficient factual foundation to support the allegations of misconduct. Please generally avoid statements that directly or indirectly impugn the character, integrity, or person reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Costa Brava's Response:
----------------------

We appreciate the Staff's comment and we will take this into account in future filings.

ROPES & GRAY LLP

                                       - 3 -                       March 6, 2006



Any questions or comments on our responses should be directed either to David A. Fine (617-951-7473) or Melissa S. Gainor (617-951-7025).

Best regards,


/s/ Melissa S. Gainor


Melissa S. Gainor


cc:  Seth W. Hamot
     Daniel Lee, Esq.
     Mara Ranson, Esq.